UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

Tesla, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34756	91-2197729
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Tesla Road

Austin, Texas 78725

(Address of principal executive offices, including zip code)

Brandon Ehrhart

General Counsel and Corporate Secretary

(512) 516-8177

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended                  .

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of Tesla, Inc.’s Conflict Minerals Report for the year ended December 31, 2023 is provided as Exhibit 1.01 hereto and is publicly available online at https://www.tesla.com/about/legal.

Item 1.02	Exhibit

A copy of Tesla, Inc.’s Conflict Minerals Report for the year ended December 31, 2023 is attached hereto as Exhibit 1.01.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TESLA, INC.

By:	/s/ Brandon Ehrhart
Brandon Ehrhart General Counsel and Corporate Secretary

Date: May 31, 2024